Exhibit 99.1

[LOGO]ZARLINK SEMICONDUCTOR                                         NEWS RELEASE
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Zarlink Revises Guidance for Second Quarter Fiscal 2008 Following Acquisition of
Legerity Holdings, Inc.


OTTAWA, CANADA, August 20, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced revised guidance for its Fiscal 2008 second quarter, ending September 28, 2007, following the closing of its acquisition of Legerity Holdings, Inc. ('Legerity') which was announced on August 3, 2007.

      On July 24, 2007, Zarlink had projected second quarter revenues of between US$32 million and US$34 million and a second quarter loss of US$0.02 to US$0.03 per share. Including eight weeks of second quarter revenue from Legerity, Zarlink's guidance for the second quarter Fiscal 2008 revenue has been revised to between US$47 million and US$50 million.

      Zarlink expects to incur integration costs of approximately US$5 million during the second quarter of Fiscal 2008 as a result of the acquisition of Legerity, and anticipates incurring costs of a similar magnitude in the third quarter.

      Under U.S. Generally Accepted Accounting Principles (GAAP) for business combinations, Zarlink must perform a valuation of the acquired business and allocate the purchase price between the acquired assets. The value of In-Process Research and Development (IP R&D) identified as part of the valuation is required to be immediately expensed at the date of acquisition. Based on Zarlink's preliminary evaluation, it expects to record a one-time, non-cash expense of US$20 million for IP R&D during the second quarter of Fiscal 2008.

      Zarlink will also record a second quarter gain of US$12.9 million, or US$0.10 per share, related to the sale of its investment in Mitel Networks Corporation, which was announced on August 16, 2007.

      As a result, Zarlink expects a second quarter loss of US$0.13 to US$0.15 per share. The Company also expects to finish the second quarter Fiscal 2008 with unrestricted


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cash and cash equivalents of approximately US$40 million, and restricted cash balances of approximately US$15 million.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate businesses acquired in the future; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.


For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com